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                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                         _______________________________

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*


                        FLORIDA PUBLIC UTILITIES COMPANY
                                 (Name of Issuer)


                          COMMON STOCK $1.50 PAR VALUE
                         (Title of Class of Securities)


                                   341135101
                                (CUSIP Number)


     JOHN R. SCHIMKAITIS, PO BOX 615, DOVER, DE  19903-0615 (302)734-6757
          (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                 AUGUST 31, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on the following pages)

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                                SCHEDULE 13D

CUSIP No. 341135101

 1.	Name of reporting person: Chesapeake Utilities Corporation
   	IRS No.: 51-0064146

 2. (a) Not applicable
    (b) Not member of a group.

 3.	SEC USE ONLY

 4.	Source of funds: WC

 5.	No disclosure of legal proceedings is required pursuant to either
   Items 2(d) or 2(e) of Schedule 13D.

 6.	Place of Organization: Delaware

 7.	Sole Voting Power: 218,464

 8.	Shared Voting Power: zero

 9.	Sole Dispositive Power: 218,464

10. Shared Dispositive Power: zero

11. Aggregate amount beneficially owned by each reporting person: 218,464

12. Aggregate amount in row 11 does not exclude certain shares.

13.	Percent of class represented by amount in row 11: 7.3%

14.	Type of reporting person: CO


                                                                   Page 3 of 4

                                 INTRODUCTION
                                 ------------

This Amendment No. 4 to Schedule 13D amends the Amendment No. 3 to
Schedule 13D filed on February 3, 1995 by Chesapeake Utilities
Corporation, relating to the beneficial ownership of shares of common stock, par value $1.50 per share ("Common Stock"), of Florida Public Utilities Company ("FPU").

ITEM 2.  IDENTITY AND BACKGROUND
         The name, principal occupation and business address of each executive officer and director of Chesapeake, are set forth in Exhibit A, which is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         The source of funds ($168,232.03) for Chesapeake's purchases of FPU Common Stock during the period January 31, 1995 through August 31, 1998 was working capital.

ITEM 4.  PURPOSE OF TRANSACTION
         Chesapeake has agreed to sell the 218,464 shares of FPU Common Stock it currently owns, pursuant to a Letter Agreement dated August 31, 1998, which is attached hereto as Exhibit B and incorporated herein by reference. Consummation of the sale is contingent upon the purchaser obtaining acceptable approval from the Securities and Exchange Commission and authorization from the purchaser's Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         Chesapeake beneficially owns 218,464 shares of FPU Common Stock or 7.29% of such shares outstanding, based upon 2,996,913 shares of FPU Common Stock outstanding on July 31, 1998, as stated in FPU's Form 10-Q for the quarterly period ended June 30, 1998. Chesapeake has sole power to vote and dispose of these shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         The response to Item 4 is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         Exhibit B: Letter Agreement dated August 31, 1998



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                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CHESAPEAKE UTILITIES CORPORATION



By: /s/ JOHN R. SCHIMKAITIS
    --------------------------------------
    John R. Schimkaitis
    President and Chief Operating Officer


Dated: September 1, 1998